QEP MIDSTREAM PARTNERS, LP

1050 17th Street, Suite 500

Denver, Colorado 80265

July 26, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	QEP Midstream Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed July 3, 2013
File No. 333-188487

Ladies and Gentlemen:

Set forth below are the responses of QEP Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by teleconference on July 18, 2013, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-188487, filed with the Commission on July 3, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the text substantially similar to the Staff’s oral comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 2 unless otherwise indicated.

1. We note that there is currently a three month gap between your presentation of unaudited pro forma cash available for distribution for the three months ended March 31, 2013 and your estimated cash available for distribution for the 12 months ending June 30, 2014. Please add a statement that no facts have occurred during such three month gap that would differ materially from the assumptions in the forecast period.

Response: The Registration Statement has been revised as requested. Please see page 68.

QEP Midstream Partners, LP

July 26, 2013

2.	Please add a statement to the artwork located on the inside front cover of the prospectus that explains what the percentages in the chart at the top of the page are in reference to.

Response: The Registration Statement has been revised as requested. Please see the inside front cover of the prospectus.

General

Please note that we have filed all required exhibits in connection with Amendment No. 2, except for Exhibit 10.1 Form of Credit Agreement, which we expect to file with an exhibit only amendment to the Registration Statement on Monday, July 29, 2013. As discussed in a telephone conversation between our counsel, Latham & Watkins LLP, and the Staff on July 24, 2012, we have attached as Exhibit A hereto for your confidential review certain pages of Amendment No. 2 containing all unit count, valuation and pricing information that will be included in the Registration Statement, other than information that we are entitled to omit under Rule 430A. Following your confidential review, we intend to include all such unit count, valuation and pricing information in a subsequent amendment to the Registration Statement filed through EDGAR.

QEP Midstream Partners, LP

July 26, 2013

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very Truly Yours, QEP MIDSTREAM PARTNERS, LP

By:	QEP Midstream Partners GP, LLC, its general partner

By:	/s/ Richard J. Doleshek
Richard J. Doleshek Executive Vice President and Chief Financial Officer

Cc:	Jacqueline Kaufman, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Sean T. Wheeler, Latham & Watkins LLP
Jeffery K. Malonson, Vinson & Elkins LLP
Douglas E. McWilliams, Vinson & Elkins LLP

Exhibit A